UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk.

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(a state-owned public limited liability company)

(Translation of Registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑             Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes ☐           No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA,TBK

(Registrant)

Date	March 31, 2011	By /s/ Agus Murdiyatno

(Signature)

Agus Murdiyatno
Vice President Investor Relation

Press Release

PRESS RELEASE

No. TEL.62/PR.000/COP-A0070000/2011

TELKOM TODAY FILED ITS AUDITED CONSOLIDATED

 FINANCIAL STATEMENTS 2010 AND ANNUAL REPORT 2010

Jakarta, March 31, 2011 – Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. ("TELKOM" or the “Company”) filed its 2010 Annual Report (which included the audited consolidated  financial statement for year 2010) to BAPEPAM (Capital Market Supervisory Agency) and the Stock Exchanges, as well as its Annual Report on Form 20-F to the United States Securities and Exchange Commission.

Copies of the Annual Report with TELKOM's balance sheets and income statements for the audited full year 2010 are attached to this Press Release. For a complete version of all the documents above, please visit www.telkom.co.id.

Our results in general were satisfactory, with consolidated operating revenue up to 1.4% against the previous year. The telecommunications portion of our TIME approach is still the dominant revenue source, but the contribution of the other IME (Information, Media, Edutainment) businesses is growing in line with expectations.

Performance Highlight

•         Our data, internet and IT services contributed 28.9% to total revenues in 2010.

•         We experienced strong growth in TELKOMSpeedy, our broadband service, with a 38.0% increase in revenues and a 44.0% in the number of subscribers.

•         Steady growth in Flexi, our fixed wireless product, brought the total subscriber base to approximately 18.2 million, a net increase of 20.0%.

At a time when the overwhelming consumer preference for mobile telephony has led to a slowing in the decline of fixed line revenues, our fixed wireline business managed to outperform expectations by slowing the rate of decline in 2010 to single digits.

Although average revenue per user (“ARPU”) declined 30.2% compared to the previous year, Flexi has upheld its position as the dominant player in this market with a market share of some 56.5%. We responded to the decline in the fixed line voice market by investing in technology and diversifying our business portfolio. In 2010, we successfully grew revenues from our broadband, enterprise and IT services.

Telkomsel remained ahead of the competition. Telkomsel leveraged its continuous product innovation, strong brand positioning and an improved network into a 15.1% growth in number of customers on the strength of its key competitive advantage – the ability to deliver end-to-end service.

In keeping with our positioning as a TIME provider, we have continued to leverage the value of our infrastructure by developing and selling solutions and applications through our growing portfolio of new wave businesses. TELKOM’s strong financial position has enabled us to continue to pursue our program of strategic investment to enhance both the capacity and quality of our core network capability and infrastructure.

A summary of the balance sheet, income statements and operational highlights follows:

	FY /2009	FY / 2010	% Increase (decrease)
	(In Billion Rp.)
Total Assets	97,814	99,759	1.99
Total Liabilities	48,229	43,343	(10.13)
Minority Interest	10,933	11,996	9.72
Total Equity	38,652	44,419	14.92
Operating Revenue	67,678	68,629	1.41
Operating Expense	44,890	46,138	2.78
Operating Income	22,788	22,491	(1.30)
Net Income	11,399	11,537	1.21
EBITDA	36,762	37,102	0.92
EBITDA Margin (%)	54.3	54.1	(0.37)

The Financial Statements are prepared in according with Generally Accepted Accounting Standards in Indonesia

	Unit	FY /2009	FY /2010	% Increase (decrease)
Line in Service:
- Wireline	Subs (000)	8,377	8,303	(0.89)
- Wireless	Subs (000)	15,139	18,161	19.96
Total Fixed Lines	Subs (000)	23,516	26,464	12.54
Customer Base Cellular:
- Postpaid (kartuHALO)	Subs (000)	2,035	2,127	4.54
- Prepaid (simPATI and Kartu As)	Subs (000)	79,609	91,884	15.42
Total Customer Base Cellular	Subs (000)	81,644	94,010	15.15
ADSL (Speedy)	Subs (000)	1,145	1,649	44.00
MOU Cellular	Billion minutes	130.3	128.6	(1)
ARPU Cellular/month	Rp. ‘000	48	42	(12)

The Consolidated Statements reflect certain changes imposed by the Financial Accounting Standards Board of the Indonesian Institute of Accountants, effective January 1, 2011. Whereas Interconnection revenue in the Statement of Income was previously presented on a net  basis, it is now shown on a gross basis. Interconnection expenses are included as operating expenses. Outgoing Interconnection revenue, which was previously classified as Interconnection revenue, is now presented as Fixed Line and Cellular revenue. The 2009 presentation has been reclassified to conform to the current treatment.

Reviewing the 2010 results, TELKOM President Director, Rinaldi Firmansyah, stated that: "In 2010, we executed our strategy as planned, delivering solid growth and exceeding our expectations in some strategic sectors. We kept our cost base under control. We have continued to strengthen the foundation for the future growth.” He also noted that "We are now in a position to realize the benefits of our transformation. We are confident in our capacity for sustained growth and our ability to adapt to the changing landscape in our industry. We now look forward to focusing fully on taking Indonesia forward into this new world of telecommunications, information, media and edutainment.”

By     /s/ Agus Murdiyatno

AGUS MURDIYATNO

Vice President Investor Relations

For further information, please contact:

Investor Relations

PT TELEKOMUNIKASI INDONESIA, Tbk

Tel:         62-21-5215109

Fax:       62-21-5220500

Email:   investor@telkom.co.id

Website: www.telkom.co.id

PT Telekomunikasi Indonesia, Tbk. (“TELKOM”) is the largest telecommunications and network provider in Indonesia. Serving millions of customers nationwide, we provide a strong portfolio of information and communication services, including fixed wireline and fixed wireless telephone, mobile cellular, data and internet, and network and interconnection services, directly or through our subsidiaries. We have broadened our business portfolio to encompass TIME - telecommunications, information, media and edutainment. TELKOM’s shares are listed in the Indonesian Stock Exchange (IDX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA)

Disclaimer

This document contains financial conditions and results of operation, and may contain certain projections, plans, strategies, and objectives of the Company, which would be treated as forward looking statements within the meaning of  applicable law.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2009 AND 2010

(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2009*	2010
	Rp.	Rp.	US$ (Note 3)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7,805,460	9,119,849	1,012,192
Temporary investments	359,507	370,433	41,114
Trade receivables
Related parties - net of allowance for doubtful accounts of Rp.93,483 million in 2009 and Rp.151,266 million in 2010	604,768	780,043	86,575
Third parties - net of allowance for doubtful accounts of Rp.1,180,067 million in 2009 and Rp.1,294,078 million in 2010	3,184,916	3,563,666	395,523
Other receivables - net of allowance for doubtful accounts of Rp.9,517 million in 2009 and Rp.6,304 million in 2010	128,025	90,140	10,005
Inventories - net of allowance for obsolescence of Rp.72,174 million in 2009 and Rp.83,286 million in 2010	435,244	515,536	57,218
Advances and prepaid expenses	2,496,539	3,441,031	381,912
Claims for tax refund	666,351	133,056	14,768
Prepaid taxes	379,732	715,698	79,434
Other current assets	125,482	1,175	130
Total Current Assets	16,186,024	18,730,627	2,078,871

NON-CURRENT ASSETS
Long-term investments - net	151,553	253,850	28,174
Property, plant and equipment - net of accumulated depreciation of Rp.72,716,079 million in 2009 and Rp.83,712,378 million in 2010	76,419,897	75,832,408	8,416,471
Prepaid pension benefit cost	497	988	110
Advances and other non-current assets	2,488,842	3,052,695	338,812
Goodwill and other intangible assets - net of accumulated amortization of Rp.7,570,659 million in 2009 and Rp.9,094,032 million in 2010	2,428,280	1,784,525	198,061
Escrow accounts	44,114	41,662	4,624
Deferred tax assets - net	94,953	61,692	6,847
Total Non-current Assets	81,628,136	81,027,820	8,993,099
TOTAL ASSETS	97,814,160	99,758,447	11,071,970

* as restated

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

DECEMBER 31, 2009 AND 2010

(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2009*	2010
	Rp.	Rp.	US$ (Note 3)
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Trade payables
Related parties	1,759,468	1,153,874	128,066
Third parties	8,038,586	6,356,921	705,541
Other payables	3,162	20,953	2,326
Taxes payables	1,749,789	735,690	81,653
Dividend payables	405,175	255,545	28,362
Accrued expenses	4,118,994	3,409,260	378,386
Unearned income	2,946,532	2,681,483	297,612
Advances from customers and suppliers	111,356	499,705	55,461
Short-term bank loans	43,850	55,831	6,197
Current maturities of long-term liabilities	7,716,213	5,303,636	588,639
Total Current Liabilities	26,893,125	20,472,898	2,272,243

NON-CURRENT LIABILITIES
Deferred tax liabilities - net	3,220,510	4,073,814	452,144
Unearned income	393,078	312,029	34,631
Accrued long service awards	212,518	242,149	26,876
Accrued post-retirement health care benefits	1,801,776	1,050,030	116,541
Accrued pension and other post-retirement benefits costs	808,317	536,990	59,599
Long-term liabilities - net of current maturities
Obligations under finance leases	541,575	408,867	45,379
Two-step loans - related party	3,094,110	2,741,303	304,251
Bonds and notes	68,777	3,249,379	360,641
Bank loans	11,086,688	10,256,205	1,138,313
Deferred consideration for business combinations	108,079	-	-
Total Non-current Liabilities	21,335,428	22,870,766	2,538,375
TOTAL LIABILITIES	48,228,553	43,343,664	4,810,618
MINORITY INTEREST	10,933,347	11,996,041	1,331,414

* as restated

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

DECEMBER 31, 2009 AND 2010

(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2009*	2010
	Rp.	Rp.	US$ (Note 3)
STOCKHOLDERS' EQUITY
Capital stock - Rp.250 par value per Series A Dwiwarna share and Series B share
Authorized - 1 Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid - 1 Series A Dwiwarna share and 20,159,999,279 Series B shares	5,040,000	5,040,000	559,379
Additional paid-in capital	1,073,333	1,073,333	119,127
Treasury stock – 490,574,500 shares in 2009 and 2010	(4,264,073)	(4,264,073)	(473,260)
Difference in value arising from restructuring transactions and other transactions between entities under common control	478,000	478,000	53,052
Difference due to change of equity in associated companies	385,595	385,595	42,796
Unrealized holding gain from available-for-sale securities	18,136	49,695	5,516
Translation adjustment	230,995	233,378	25,902
Difference due to acquisition of minority interest in subsidiaries	(439,444)	(484,629)	(53,788)
Retained earnings
Appropriated	15,336,746	15,336,746	1,702,192
Unappropriated	20,792,972	26,570,697	2,949,022
Total Stockholders' Equity	38,652,260	44,418,742	4,929,938
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	97,814,160	99,758,447	11,071,970

* as restated

F-4

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

	2008*	2009*	2010
	Rp.	Rp.	Rp.	US$ (Note 3)
OPERATING REVENUES
Telephone
Fixed lines	16,708,647	14,286,212	12,940,007	1,436,183
Cellular	26,529,098	28,532,530	29,133,595	3,233,473
Interconnection	4,362,566	3,866,642	3,735,376	414,581
Data, internet and information technology services	14,768,183	18,511,587	19,801,097	2,197,680
Network	1,079,475	1,218,013	1,058,159	117,443
Other telecommunications services	718,460	1,262,534	1,960,947	217,641
Total Operating Revenues	64,166,429	67,677,518	68,629,181	7,617,001
OPERATING EXPENSES
Depreciation and amortization	12,332,076	13,974,804	14,611,458	1,621,694
Personnel	9,116,634	8,533,157	7,516,470	834,236
Operations, maintenance and telecommunication services	12,301,277	14,549,413	16,046,414	1,780,956
General and administrative	2,366,185	2,643,788	2,352,146	261,059
Interconnection	3,263,560	2,929,260	3,086,355	342,548
Marketing	2,349,729	2,259,460	2,525,218	280,268
Total Operating Expenses	41,729,461	44,889,882	46,138,061	5,120,761
OPERATING INCOME	22,436,968	22,787,636	22,491,120	2,496,240
OTHER (EXPENSES) INCOME
Interest income	671,834	462,169	421,354	46,765
Equity in net (loss) income of associated companies	20,471	(29,715)	(13,622)	(1,512)
Interest expense	(1,641,285)	(2,095,978)	(1,928,035)	(213,988)
Gain (loss) on foreign exchange - net	(1,613,759)	972,947	42,948	4,767
Others - net	524,742	349,962	402,586	44,682
Other expenses - net	(2,037,997)	(340,615)	(1,074,769)	(119,286)
INCOME BEFORE TAX	20,398,971	22,447,021	21,416,351	2,376,954
TAX (EXPENSE) BENEFIT
Current	(5,823,558)	(6,029,701)	(4,669,394)	(518,246)
Deferred	150,016	(374,422)	(876,645)	(97,297)
	(5,673,542)	(6,404,123)	(5,546,039)	(615,543)
INCOME BEFORE MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES	14,725,429	16,042,898	15,870,312	1,761,411
MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES - net	(4,053,643)	(4,644,072)	(4,333,313)	(480,945)
NET INCOME	10,671,786	11,398,826	11,536,999	1,280,466
BASIC EARNINGS PER SHARE
Net income per share	540.38	579.52	586.54	0.07
Net income per ADS (40 Series B shares per ADS)	21,615.20	23,180.80	23,461.60	2.80

* as restated